[redacted]

13011292

DB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moreton Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

709 East South Temple
(No. and Street)

Salt Lake City (City) Utah (State) 84102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Moreton (801) 531-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorensen, Vance & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. Lion Lane, Suite 220 (Address) Salt Lake City (City) Utah (State) 84121 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PK 3/12

MORETON BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1-2
Oath or Affirmation to Financial Statements	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplementary Information	
Schedule I - Computation of Net Capital and Reconciliation to Respondent's Unaudited Computation	11
Schedule II - Computation of Aggregate Indebtedness	12
Schedule III - Exemptive Provision Under Rule 15c3-3	13
Independent Auditor's Report on Internal Control	14-15
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	16-18

S O R E N S E N   V A N C E   &   C O M P A N Y
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Moreton Brokerage Services, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Moreton Brokerage Services, LLC (a Utah limited liability company), as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assesssments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moreton Brokerage Services, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Sorensen, Vance + Company, P.C.

Salt Lake City, UT
February 27, 2013

OATH OR AFFIRMATION

I, William R. Moreton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moreton Brokerage Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTE CROSHAW
Notary Public State of Utah
My Commission Expires on:
May 1, 2016
Comm. Number: 654381

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current assets:	
Cash and cash equivalents	$ 80,804
Commissions receivable	646
Deposits & prepaid expenses	1,707
Total current assets	83,157
Total Assets	$ 83,157

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 75
Total current liabilities	75
Members' equity	83,082
Total Liabilities and Members' Equity	$ 83,157

The accompanying notes are an integral
part of the financial statements.

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions and fees	$ 81,004
Total revenue	81,004
Expenses:	
Office rent and administrative services	34,032
Professional fees	12,750
Insurance	6,935
Regulatory fees	2,968
Service charges	641
Dues and subscriptions	495
Education and training	295
Miscellaneous	122
Total expenses	58,238
Net income	$ 22,766

The accompanying notes are an integral part of the financial statements.

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Members' equity, December 31, 2011	$ 60,316
Net income	22,766
Members' equity, December 31, 2012	$ 83,082

The accompanying notes are an integral
part of the financial statements.

MORETON BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net income	$ 22,766
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Commissions receivable	8,627
Deposits and prepaid expenses	1,047
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(2,961)
Net cash provided by operating activities	29,479
Cash flows from investing activities:	
Net cash provided by investing activities	--
Cash flows from financing activities:	
Net cash provided by financing activities	--
Net increase in cash	29,479
Cash and cash equivalents, beginning of year	51,325
Cash and cash equivalents, end of year	$ 80,804

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ --
Interest	$ --

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. Business

Moreton Brokerage Services, LLC (a Utah Limited Liability Company) was formed in 2004 under the laws of the state of Utah. The Company is governed by the Operating Agreement of Moreton Brokerage Services, LLC dated July 19, 2004. The Operating Agreement provides that the Company is to terminate on December 31, 2054 unless terminated earlier in accordance with the terms of the Operating Agreement.

According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company, unless otherwise approved by the members. In addition, the liability of the members of the Company is limited to the members' equity.

The Company began operations as a securities broker dealer in January 2005. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is principally limited to sharing commissions with three other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. The Company operates in the state of Utah and has securities transactions with customers within Utah and numerous other states where the Company is registered.

b. Revenue Recognition

Commission revenue is recorded in the accounts on a trade date basis, which is the day the transaction is executed. Fees are recorded when earned and transactions have been fully consummated.

c. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents.

e. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

f. **Income Taxes**

The Company became a single member LLC during 2011 when two of the three members sold their interest back to the Company. A single member LLC is a disregarded entity for income tax purposes and therefore the Company no longer files federal and state income tax returns. As a result, no provision for income taxes has been recognized in the financial statements. Income of the Company is reported on the member's individual income tax return.

g. **Uncertain Tax Positions**

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's previously filed tax returns will not be challenged by the taxing authorities and that the Company or its member will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years after they are filed for federal and state income tax examination; thus, the tax returns for 2011 through 2009 remain open for examination as of December 31, 2012.

h. **Fair Value of Financial Instruments**

The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those instruments.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from other broker dealers, for commissions and fees earned through December 31, 2012. Amounts due were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

3. RELATED PARTY TRANSACTIONS

In August of 2004, the Company entered into an *Office and Administrative Services Agreement* with another company with common ownership. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business. Office rent and administrative services of $34,032 was charged to operations during the year ended December 31, 2012. The future minimum payments required by the *Office and Administrative Services Agreement* at December 31, 2012 are $34,260 through December 2013.

The Company purchases insurance through another company with common ownership. During the year ended December 31, 2012, the Company paid insurance premiums totaling $3,400 to that other company.

During the year ended December 31, 2012, director fees of $250 were paid to each member of the Board of Directors totaling $750.

4. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2012, the Company's net capital was $81,375 which was $76,375 in excess of the $5,000 minimum required.

5. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

6. CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank account at one financial institution. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012, the Company did not exceed the FDIC insured amount.

7. SIGNIFICANT BUSINESS RELATIONSHIPS

As discussed in note 1, the Company's business is principally limited to sharing commissions with three other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. Loss or impairment to any of those business relationships may negatively impact the Company's results of operations.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2013, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

MORETON BROKERAGE SERVICES, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2012

MORETON BROKERAGE SERVICES, LLC
SCHDULE I
COMPUTATION OF NET CAPITAL AND RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION
DECEMBER 31, 2012

Total members' equity	$ 83,082
Deduct: equity not allowable for net capital	--
Total members' equity qualified for net capital	83,082
Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
Total capital and allowable subordinated liabilities	83,082
Total non-allowable assets from the Statement of Financial Condition	(1,707)
Total other deductions	--
Total deductions and/or charges	(1,707)
Net capital before haircuts on securities positions	81,375
Haircuts on securities	--
Net capital per audit	$ 81,375

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's unaudited computation	$ 71,375
Net increase in members' equity	--
Net decrease in non-allowable assets	10,000
Net capital per audit	$ 81,375

MORETON BROKERAGE SERVICES, LLC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2012

Total Aggregate Indebtedness	$ 75
Ratio of aggregate indebtedness to net capital	.0009 : 1

MORETON BROKERAGE SERVICES, LLC
SCHEDULE III
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2012

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ____________________.	______
D.	Exempted by order of the Commission	______

S O R E N S E N   V A N C E   &   C O M P A N Y

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

To the Managing Member
Moreton Brokerage Services, LLC

In planning and performing our audit of the financial statements of Moreton Brokerage Services, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vince & Company, P.C.

Salt Lake City, Utah
February 27, 2013

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member
Moreton Brokerage Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Moreton Brokerage Services, LLC (Company) and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to check copies, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 (if applicable) with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and
5. Compared the amount of any overpayment applied (if applicable) to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company, P.C.

Salt Lake City, Utah
February 27, 2013

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

3-18-12 A11:01

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068620 FINRA DEC
MORETON BROKERAGE SERVICES LLC 18*18
709 E SOUTH TEMPLE
SALT LAKE CITY UT 84102-1205

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steven Hymes (801) 715-7641

2. A. General Assessment (item 2e from page 2) $ 203

B. Less payment made with SIPC-6 filed (exclude interest) (128)
7/27/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 75

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 75

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 75

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Moreton Brokerage Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of January, 20 13.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 81,004

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions -0-

2d. SIPC Net Operating Revenues $ 81,004

2e. General Assessment @ .0025 $ 203

(to page 1, line 2.A.)